If replying by fax, reply to (+353 1) 709-4713

Mr. Robert A. Ingram
Hatteras Venture Partners,
280 South Magnum Street,
Suite 350,
Durham,
North Carolina, 27701
USA

9th February 2011

Re: Appointment as Chairman of Elan Corporation, plc

Dear Bob:

Following your appointment as a Director and as Chairman of the Board of Directors of Elan Corporation, plc (“Elan”), I am writing to formally set out the terms of your appointment.  As the roles of a Director and Chairman are distinct, I have covered them separately below.

Appointment as a Director
In accordance with the Company’s Articles of Association (its bye-laws) you were appointed as a Director effective 3rd December 2010.  You are required to stand for election at the next Annual General Meeting (Stockholders Meeting (“the AGM”) which is currently scheduled to be held on Thursday, 26th May 2011 and your election is dependent on you receiving 50% plus of the votes cast, in proxy or in person, at that meeting.  Thereafter you will be required to stand for re-election annually (as the Irish Stock Exchange has adopted the 2010 UK Corporate Governance Code which requires all listed companies over a certain size to have all directors stand for annual re-election).

Appointment as Chairman
You were elected as Chairman of the Board effective 26th January 2011, in succession to Kyran McLaughlin who retired as Chairman effective on that day.  In accordance with the Company’s Corporate Governance Guidelines, the Chairman will be elected or re-elected by the Board at three yearly intervals.  Continuation in the role of Chairman is also dependent on your successful election at the 2011 AGM and subsequent re-election at each AGM. At the end of two years, the Lead Independent Director will consult, with all board members to ascertain if the board wishes to invite you to remain in office as Chairman for a second term, and with you to ascertain if you wish to continue in that role.  If a further extension to the Chairman’s office is being contemplated, the Lead Independent

Director will consult with all board members, at the end of the fifth year to ascertain their views.

Role of the Chairman and Chief Executive Officer
As set out in the Company’s Corporate Governance Guidelines, the Chairman of the Board is responsible for the leadership and management of the Board.  The Chief Executive Officer of the Company is responsible for the operation of the business of the Company. The Chairman fulfills this role by:

-	making the Board an effective team working with a high degree of harmony, directing discussion towards the emergence of a consensus view giving a clear direction from the board to management,

-	ensuring that the Board agenda covers the key strategic issues confronting the Company and the board reviews and approves effectively management’s plan for the Company,

-	enabling and encouraging all directors to participate fully in discussions and activities of the Board,

-	making certain that directors receive accurately clear and relevant information,

-	ensuring that the Board is in full control of the Company’s affairs,

-	ensuring that there is effective communication with shareholders and that directors develop an understanding of the views of the major investors,

-	to take the lead in the recruitment of new directors, and the induction and development of all directors.

Time commitment
The Chairman of Elan Corporation, plc will be a part-time appointment and will not therefore intrude on the role of the Chief Executive Officer which is to run the business and implement the strategies agreed by the Board. However, it is expected that the Chairman will be available whenever that is required for the interests of the business.

Performance review
As set out in the Company’s Corporate Governance Guidelines, the Nominating and Governance Committee will conduct an annual evaluation of the Chair as part of a wider evaluation including that of the CEO and an assessment of Board performance.  This will be reviewed each year at the December Board meeting.

Compensation
Your compensation as Chairman will consist of the following elements:
-	Annual cash fee of $250,000 to be paid quarterly in arrears;

-
An annual restricted stock unit (“RSU”) grant with a value of $200,000. It is our current practice to grant Elan equity annually to each board member; following the release of annual results, and therefore this will occur on 9th February 2011.

-	An initial joining RSU grant with a value of $200,000 which will also be granted on 9th February 2011;

-	A contribution of $3,000 per month towards your secretarial support.

Additionally the Company will reimburse you for all reasonable and properly documented expenses you may incur in performing the duties of your office, which should be sent to the Company Secretary in Dublin for reimbursement.

Outside interests
It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present.  In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Lead Independent Director and Company Secretary as soon as they become apparent.

Conflicts of Interest
In order to ensure that each of Elan’s Directors avoids any situation where there is an actual, apparent or potential “conflict of interest” between that Director and Elan, in addition to compliance in full with all disclosure and other requirements under applicable laws and Elan’s Articles of Association (which is regarded as an absolute prerequisite), any Director who is interested in any arrangements or proposed arrangements with Elan is expected to consult with the Lead Independent Director at the earliest opportunity as to the appropriate course of action to be followed in respect of such conflict.

Depending on the Lead Independent Director’s assessment of the nature and materiality of such conflict, it is expected that such actions would, as a minimum, include the conflicted Director:

(a)	absenting himself from any Board or Committee discussions relating to such matter;

(b)	avoiding seeking any information, or making any enquiries in relation to, the subject matter of the conflict from any Director, executive or employee of the Company; and

(c)
taking such other measures as may be required by the Lead Independent Director to avoid any potential breach of duty by the conflicted Director or any perception thereof, including any perception that such Director was using information obtained from Elan for any purpose other than in connection with the performance of his duties as a Director.

Confidentiality
All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or at any time following termination (by whatever means), to third parties without prior clearance from the Chairman. Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information.  Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary. The Company’s Code of Conduct (which is included in the director information file and is also on the Company’s website) applies to all directors in respect of their involvement with the Company.

Securities Trading
Elan has a securities trading policy, which was included in the director information file. The key point is that directors must pre-clear any trade in Elan securities, including shares, options or debt, with the Company Secretary as compliance officer.

Review process
The performance of individual directors and the whole board and its committees is evaluated annually.  If, in the interim, there are any matters which cause you concern about your role, please feel free to discuss them with me as Lead Independent Director.

Insurance
The Company has a comprehensive directors’ and officers’ liability insurance policy and it is intended to maintain such cover.  The current policy limit is $70 million. A copy of the current policy document was included in the information file sent to you.

Independent professional advice
Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director.  Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company’s expense.  A copy of the board’s agreed procedure under which directors may obtain such independent advice is set out in paragraph IV.4 of the Company’s Corporate Governance Guidelines which were included in the information pack sent to you.  The Company will reimburse the full cost of expenditure incurred in accordance with that policy. If you have question or concerns in this regards, please contact me.

I, along with the rest of the Board, am delighted that you have agreed to join the Board and accept the position of Chairman and look to working with you over the coming months and years.

Yours sincerely,

Kieran McGowan
Lead Independent Director